Semiannual Report

MARCH 31, 2005

Waddell & Reed Advisors Global Bond Fund



CONTENTS

President's Letter

March 31, 2005



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the six months ended March 31, 2005.

The six-month period was split into two very different halves. The last calendar quarter of 2004 showed strong market gains, as we shook off some of the concerns surrounding the U.S. presidential election while the economy exhibited continued strength. The first quarter of 2005 offered considerably more restrained performance. Rising interest rates and inflation concerns led to negative returns for most major market indexes. However, stocks saw solid returns for the six-month period overall, as the S&P 500 Index rose 6.88 percent and the Dow Jones Industrial Average returned 5.37 percent. Bonds did not fare as well, with the Lehman Brothers U.S. Credit Index returning 0.21 percent over the last six months.

A number of factors weighed on the minds of investors during the period. These included continued turmoil in Iraq, rising energy prices, the potential for accelerating inflation and a decline in the value of the U.S. dollar. Corporate earnings remained strong, however, and gross domestic product (GDP) in the United States expanded at an annual rate of 3.8 percent in the last calendar quarter of 2004, and appears to have grown at about the same rate in the first quarter of 2005.

In response to inflation concerns, the Federal Reserve continued to bring short-term interest rates to a less accommodative position. The Fed enacted a number of small rate increases between September and March, with short-term rates ending the period at 2.75 percent. The Fed has stated that it intends to continue considering "measured" rate increases over the next few months.

Looking ahead, we continue to feel that signs point to a favorable environment for stocks and the economy. We believe that the economy could see a real growth rate of around 3 percent for the year, with a nominal growth rate (after inflation) of 6 percent or more. History suggests that corporate profits tend to grow in line with growth in the economy, and stocks generally mirror the growth in profits. With that in mind, we look for a solid year for the equity markets.

Keep in mind, however, that uncertainty is a core feature of the financial markets. That's why we believe that adhering to the fundamental principles of investing is the best way to work toward your long-term financial goals. By investing regularly and diversifying your portfolio among different asset classes and investment styles, we believe that you are more likely to maximize the potential to meet your financial goals.

Your financial advisor can help you with these strategies and work with you to develop and maintain a customized investment plan based on your individual situation. We believe that focusing on that plan, despite the swings of the market, can be your key to a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses
GLOBAL BOND FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2005.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended March 31, 2005	Beginning Account Value 9-30-04	Ending Account Value 3-31-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,021	1.29%	$ 6.48
Class B	1,000	1,017	2.29	11.50
Class C	1,000	1,017	2.21	11.13
Class Y	1,000	1,023	0.90	4.52
Based on 5% Return[2]				
Class A	$1,000	$1,019	1.29%	$ 6.47
Class B	1,000	1,014	2.29	11.49
Class C	1,000	1,014	2.21	11.12
Class Y	1,000	1,020	0.90	4.52

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2005, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF GLOBAL BOND FUND

Portfolio Highlights

On March 31, 2005, Waddell & Reed Advisors Global Bond Fund had net assets totaling $259,326,281 invested in a diversified portfolio of:

67.13%	Corporate Debt Securities
13.36%	Other Government Securities
11.12%	United States Government Securities
5.99%	Common Stocks
2.40%	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund owned:



Financial Services Bonds	$14.76
Other Government Securities	$13.36
Utilities Bonds	$12.75
United States Government Securities	$11.12
Consumer Nondurables Bonds	$ 7.12
Multi-Industry Bonds	$ 6.18
Common Stocks	$ 5.99
Energy Bonds	$ 5.56
Raw Materials Bonds	$ 4.38
Capital Goods Bonds	$ 4.26
Transportation Bonds	$ 4.05
Consumer Services Bonds.	$ 2.90
Miscellaneous Bonds	$ 2.88
Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$ 2.40
Shelter Bonds	$ 2.29

On March 31, 2005, the breakdown of bonds (by ratings) held by the Fund was as follows:



AAA	15.06%
AA	6.57%
A	16.71%
BBB	33.77%
BB	11.81%
B	4.46%
Non-rated	3.23%
Cash and Cash Equivalents, Equities and Unrealized Gain on Open Forward Currency Contracts	8.39%

On March 31, 2005, the breakdown by geographic region was as follows:



United States	$43.90
South America	$17.89
Europe	$13.20
Pacific Basin	$12.16
Mexico	$ 3.82
Canada	$ 2.92
Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$ 2.40
Other	$ 2.02
Supranational	$ 1.29
Africa	$ 0.40

The Investments of Global Bond Fund

March 31, 2005

COMMON STOCKS	Shares	Value
Business Equipment and Services – 0.44%		
Pacific Basin Shipping Limited (A)	2,406,000	$ 1,149,093
Construction Materials – 1.51%		
Cemex, S.A. de C.V., ADR	107,660	3,902,675
Finance Companies – 0.52%		
Rio Tinto plc (A)	42,100	1,360,417
Forest and Paper Products – 0.66%		
Aracruz Celulose S.A., ADR.	48,000	1,718,400
Mining – 0.61%		
BHP Billiton Plc (A)	90,000	1,242,894
Inco Limited (A)*	8,500	337,527
		1,580,421
Multiple Industry – 1.54%		
Companhia Vale do Rio Doce, ADR.	126,000	3,982,860
Petroleum – International – 0.71%		
Exxon Mobil Corporation	31,000	1,847,600
TOTAL COMMON STOCKS – 5.99%		$ 15,541,466

(Cost: $9,539,981)

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Air Transportation – 1.12%		
FedEx Corporation,		
2.65%, 4–1–07	$ 3,000	2,907,132
Aircraft – 0.39%		
Raytheon Company,		
5.375%, 4–1–13	1,000	1,014,596
Banks – 5.54%		
Banco Centroamericano de Integracion Economica:		
4.875%, 1–15–12 (B)	1,000	960,526
6.75%, 4–15–13 (B)	1,750	1,890,868
Banco Santiago SA,		
7.0%, 7–18–07	4,555	4,783,679

See Notes to Schedule of Investments on page 19.

The Investments of Global Bond Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Banks (Continued)		
Corporacion Andina de Fomento,		
5.2%, 5–21–13	$ 500	$ 499,443
ICICI Bank Limited,		
4.75%, 10–22–08	2,660	2,618,100
Norilsk Nickel Finance Luxembourg S.A.,		
7.125%, 9–30–09	500	496,250
Norwest Corporation,		
6.55%, 12–1–06	2,000	2,085,000
Unibanco – Uniao de Bancos Brasileiros S.A.,		
7.375%, 12–15–13	1,000	1,020,000
		14,353,866
Beverages – 2.72%		
Bavaria S.A.,		
8.875%, 11–1–10 (B)	500	545,000
Coca-Cola Bottling Co.,		
6.85%, 11–1–07	2,000	2,111,702
Companhia Brasileira de Bebidas,		
10.5%, 12–15–11	2,000	2,420,000
Miller Brewing Company,		
4.25%, 8–15–08 (B)	2,000	1,980,312
		7,057,014
Broadcasting – 2.12%		
British Sky Broadcasting Group plc,		
7.3%, 10–15–06	4,000	4,178,376
Univision Communications Inc.,		
2.875%, 10–15–06	1,350	1,322,746
		5,501,122
Business Equipment and Services – 0.77%		
Quebecor World Capital Corporation,		
4.875%, 11–15–08	2,000	1,983,534
Capital Equipment – 0.58%		
Hyundai Motor Company,		
5.3%, 12–19–08 (B)	1,500	1,503,722
Chemicals – Petroleum and Inorganic – 0.55%		
Braskem S.A.,		
12.5%, 11–5–08 (B)	750	847,500
Monsanto Company,		
7.375%, 8–15–12	500	575,866
		1,423,366

See Notes to Schedule of Investments on page 19.

The Investments of Global Bond Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Coal – 0.40%		
Peabody Energy Corporation,		
6.875%, 3–15–13	$1,000	$ 1,030,000
Construction Materials – 3.68%		
Celulosa Arauco y Constitucion S.A.:		
6.95%, 9–15–05	3,500	3,545,955
8.625%, 8–15–10	1,000	1,146,983
Hanson Overseas B.V.,		
6.75%, 9–15–05	2,800	2,839,304
Interface, Inc.,		
7.3%, 4–1–08	1,000	975,000
Vodohospodarska vystavba, statny podnik,		
7.25%, 12–19–06	1,000	1,046,300
		9,553,542
Containers – 0.62%		
Packaging Corporation of America,		
4.375%, 8–1–08	1,650	1,612,395
Finance Companies – 6.00%		
ALROSA Finance S.A.,		
8.125%, 5–6–08	1,000	1,032,000
American Honda Finance Corporation,		
2.64%, 9–11–06 (B)	2,000	2,004,826
Arcel Finance Limited,		
6.361%, 5–1–12 (B)	1,000	989,420
BP Capital Markets p.l.c.,		
2.625%, 3–15–07	2,000	1,952,198
CSN Islands VII Corp.,		
10.75%, 9–12–08 (B)	2,500	2,743,750
Caterpillar Financial Services Corporation,		
3.67%, 10–4–07	1,000	980,866
Coca-Cola HBC Finance B.V.,		
5.125%, 9–17–13	500	502,198
General Motors Acceptance Corporation:		
6.75%, 1–15–06	2,000	2,013,926
3.18%, 5–18–06	500	489,205
Rio Tinto Finance (USA) Limited,		
2.625%, 9–30–08	2,000	1,884,188
Toyota Motor Credit Corporation,		
4.47%, 1–18–15	1,000	974,280
		15,566,857

See Notes to Schedule of Investments on page 19.

The Investments of Global Bond Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Food and Related – 3.78%		
Bunge Limited Finance Corp.:		
4.375%, 12–15–08	$ 850	$ 837,769
7.8%, 10–15–12	2,000	2,315,506
5.875%, 5–15–13	1,000	1,035,702
Cadbury Schweppes Finance p.l.c.,		
5.0%, 6–26–07	500	504,801
Cadbury Schweppes US Finance LLC,		
3.875%, 10–1–08 (B)	875	856,100
Cosan S.A. Industria e Comercio,		
9.0%, 11–1–09 (B).	1,500	1,447,500
General Mills, Inc.,		
5.125%, 2–15–07	2,750	2,796,368
		9,793,746
Forest and Paper Products – 2.29%		
Bowater Canada Finance Corporation,		
7.95%, 11–15–11	500	518,750
International Paper Company:		
4.25%, 1–15–09	500	493,210
5.85%, 10–30–12	1,000	1,042,155
Inversiones CMPC S.A.,		
4.875%, 6–18–13 (B)	1,000	959,355
S.A. Industrias Votorantim,		
7.875%, 1–23–14 (B)	500	490,000
Voto-Votorantim Overseas Trading Operations N.V.,		
5.75%, 6–28–05	250	250,375
Weyerhaeuser Company,		
6.75%, 3–15–12	2,000	2,196,674
		5,950,519
Health Care – Drugs – 0.98%		
Monsanto Company,		
5.75%, 12–1–05	2,500	2,536,435
Leisure Time Industry – 0.78%		
Carnival Corporation,		
3.75%, 11–15–07	1,000	982,766
Royal Caribbean Cruises Ltd.,		
6.75%, 3–15–08	1,000	1,038,750
		2,021,516

See Notes to Schedule of Investments on page 19.

The Investments of Global Bond Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Mining – 3.56%		
Corporacion Nacional del Cobre de Chile,		
5.5%, 10–15–13 (B)	$1,000	$ 1,010,418
Falconbridge Limited,		
7.35%, 11–1–06	2,500	2,616,513
Freeport-McMoRan Copper & Gold Inc.,		
10.125%, 2–1–10	3,000	3,330,000
Vedanta Resources plc,		
6.625%, 2–22–10 (B)	2,350	2,270,124
		9,227,055
Multiple Industry – 6.18%		
Bayer Corporation,		
6.2%, 2–15–08 (B).	2,100	2,188,977
CRH America, Inc.,		
5.3%, 10–15–13	500	498,973
Cargill, Inc.,		
5.0%, 11–15–13 (B)	2,000	1,988,844
Florida Power & Light Company,		
6.0%, 6–1–08	325	339,841
Hutchison Whampoa Finance Limited,		
6.95%, 8–1–07	1,000	1,052,026
National Rural Utilities Cooperative Finance		
Corporation,		
3.0%, 2–15–06	1,250	1,242,386
PepsiAmericas, Inc.,		
3.875%, 9–12–07	2,500	2,469,470
Sino-Forest Corporation,		
9.125%, 8–17–11 (B)	1,000	1,061,250
Tyco International Group S.A.:		
6.375%, 2–15–06	3,000	3,052,938
6.375%, 10–15–11	2,000	2,135,100
		16,029,805
Petroleum – Domestic – 0.21%		
Valero Energy Corporation,		
6.875%, 4–15–12	500	554,984

See Notes to Schedule of Investments on page 19.

The Investments of Global Bond Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Petroleum – International – 4.95%		
Devon Energy Corporation,		
2.75%, 8–1–06	$2,000	$ 1,956,100
OAO Siberian Oil Company, Loan Participation		
Notes due 2007, issued by, but without recourse to,		
Salomon Brothers AG for the purpose of financing		
a loan to OAO Siberian Oil Company,		
11.5%, 2–13–07	1,000	1,081,900
Open Joint Stock Company Gazprom,		
9.125%, 4–25–07	2,500	2,674,000
Open Joint Stock Company Tyumen Oil Company,		
11.0%, 11–6–07	2,000	2,229,200
Panva Gas Holdings Limited,		
8.25%, 9–23–11	1,000	1,031,969
Pecom Energia S.A.,		
9.0%, 5–1–09	500	516,000
Petrobras International Finance Company:		
9.125%, 2–1–07	1,000	1,060,000
9.875%, 5–9–08	1,000	1,110,000
YPF Sociedad Anonima,		
7.75%, 8–27–07	1,115	1,179,113
		12,838,282
Railroad – 0.52%		
CSX Corporation:		
9.0%, 8–15–06	300	318,429
5.5%, 8–1–13	1,000	1,019,301
		1,337,730
Retail – Food Stores – 0.74%		
Safeway Inc.,		
3.8%, 8–15–05	1,920	1,919,174
Security and Commodity Brokers – 3.22%		
Hongkong and Shanghai Banking Corporation (The),		
5.0%, 8–29–49	2,500	2,489,105
Morgan Stanley,		
5.52%, 5–1–14	1,000	998,150
SLM Corporation:		
5.07%, 4–1–14	2,500	2,408,475
4.0%, 7–25–14	2,500	2,451,300
		8,347,030
Steel – 0.27%		
Pohang Iron & Steel Co., Ltd.,		
7.125%, 11–1–06	670	699,061

See Notes to Schedule of Investments on page 19.

The Investments of Global Bond Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Trucking and Shipping – 2.41%		
Caliber System, Inc.,		
7.8%, 8–1–06	$1,000	$ 1,044,489
WMX Technologies, Inc.,		
7.0%, 10–15–06	5,000	5,202,495
		6,246,984
Utilities – Electric – 5.98%		
Companhia de Saneamento Basico do Estado de Sao Paulo,		
10.0%, 7–28–05	1,000	1,002,500
Dominion Resources, Inc.,		
4.125%, 2–15–08	2,000	1,977,290
Empresa Nacional de Electricidad S.A.:		
7.75%, 7–15–08	1,000	1,065,567
8.35%, 8–1–13	500	560,507
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	2,000	2,287,540
PSI Energy, Inc.,		
6.65%, 6–15–06	1,955	2,011,390
Scana Corporation,		
3.24438%, 11–15–06	2,500	2,501,768
Southern Company Capital Funding, Inc.,		
5.3%, 2–1–07	1,000	1,028,474
TXU Corp.,		
6.375%, 6–15–06	3,000	3,069,270
		15,504,306
Utilities – Gas and Pipeline – 0.78%		
FirstEnergy Corp.,		
5.5%, 11–15–06	2,000	**2,033,974**
Utilities – Telephone – 5.99%		
America Movil, S.A. de C.V.,		
4.125%, 3–1–09	800	769,375
Compania de Telecomunicaciones de Chile S.A.,		
8.375%, 1–1–06	3,350	3,452,366
Innova, S. De R.L. de C.V.,		
9.375%, 9–19–13	1,000	1,107,500
Open Joint Stock Company Mobile TeleSystems,		
9.75%, 1–30–08	1,000	1,064,600
Open Joint Stock Company "Vimpel-Communications",		
10.0%, 6–16–09 (B)	2,000	2,125,000

See Notes to Schedule of Investments on page 19.

The Investments of Global Bond Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Telephone (Continued)		
Singapore Telecommunications Limited,		
5.875%, 9–6–06	$ 750	$ 760,988
Sprint Capital Corporation,		
6.125%, 11–15–08	1,000	1,045,211
TELUS Corporation,		
7.5%, 6–1–07	1,000	1,064,425
Telefonos de Mexico, S.A. de C.V.,		
8.25%, 1–26–06	4,000	4,131,996
		15,521,461
TOTAL CORPORATE DEBT SECURITIES – 67.13%		**$174,069,208**
(Cost: $172,654,743)		
OTHER GOVERNMENT SECURITIES		
Brazil – 2.15%		
Federative Republic of Brazil (The):		
9.625%, 7–15–05	1,250	1,268,750
10.0%, 1–16–07	4,000	4,300,000
		5,568,750
Chile – 1.49%		
Republic of Chile:		
5.625%, 7–23–07	2,800	2,870,840
3.11%, 1–28–08	1,000	1,005,000
		3,875,840
France – 1.56%		
France Government Bond OAT,		
2.56%, 1–25–09	3,100	**4,043,306**
Japan – 5.01%		
Japanese Government 15 Year Floating Rate Bond,		
0.64%, 1–20–18 (C)	JPY1,350,000	**12,987,549**
Russia – 0.83%		
Russian Federation:		
8.25%, 3–31–10	$1,000	1,077,100
8.25%, 3–31–10 (B)	1,000	1,077,500
		2,154,600

See Notes to Schedule of Investments on page 19.

The Investments of Global Bond Fund

March 31, 2005

OTHER GOVERNMENT SECURITIES (Continued)	Principal Amount in Thousands	Value
South Korea – 1.29%		
Export-Import Bank of Korea (The):		
6.5%, 11–15–06	$ 500	$ 517,288
7.1%, 3–15–07	1,000	1,048,938
Korea Development Bank (The):		
3.03%, 10–29–06	1,000	991,330
5.25%, 11–16–06	775	786,771
		3,344,327
United Kingdom – 1.03%		
United Kingdom Treasury,		
7.5%, 12–7–06 (C)	GBP1,355	2,675,234
TOTAL OTHER GOVERNMENT SECURITIES – 13.36%		$ 34,649,606
(Cost: $33,879,183)		
UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligation – 0.95%		
Federal National Mortgage Association,		
2.55%, 8–17–06	$ 2,500	2,455,428
Mortgage-Backed Obligations – 5.96%		
Federal Home Loan Mortgage Corporation Agency		
REMIC/CMO (Interest Only):		
5.0%, 3–15–11	11,858	433,352
5.0%, 2–15–20	2,600	234,584
5.0%, 7–15–21	819	104,992
5.0%, 6–15–22	3,083	217,840
5.0%, 7–15–22	10,793	830,892
5.0%, 1–15–23	2,118	170,997
5.0%, 4–15–23	4,002	488,859
5.5%, 11–15–23	6,225	868,469
5.0%, 6–15–24	10,045	1,441,510
5.0%, 9–15–24	1,759	203,012
5.5%, 9–15–24	1,028	109,707
5.5%, 4–15–25	1,599	244,254
5.0%, 9–15–25	2,238	279,235
5.0%, 8–15–30	12,515	1,767,028
Federal National Mortgage Association Agency		
REMIC/CMO (Interest Only):		
5.0%, 3–25–16	9,653	804,689
5.5%, 11–25–25	3,258	333,791

See Notes to Schedule of Investments on page 19.

The Investments of Global Bond Fund

March 31, 2005

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificate,		
5.0%, 7–1–34	$5,013	$ 4,904,613
Government National Mortgage Association Agency REMIC/CMO (Interest Only):		
5.5%, 5–20–27	5,311	590,972
5.0%, 6–16–29	2,000	474,502
5.0%, 7–20–33	3,852	944,351
		15,447,649
Treasury Inflation Protected Obligation – 1.99%		
United States Treasury Note,		
2.0%, 7–15–14 (D)	5,000	5,166,827
Treasury Obligation – 2.22%		
United States Treasury Note,		
2.625%, 5–15–08 (E)	6,000	5,763,750
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 11.12%		$ 28,833,654

(Cost: $28,935,566)

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – 0.20%	Face Amount in Thousands	
Chinese Yuan Reminbi, 7–08–05 (C).	CNY20,439	22,201
Chinese Yuan Reminbi, 7–08–05 (C).	20,439	(1,854)
Chinese Yuan Reminbi, 4–20–06 (C).	102,500	(59,291)
Eurodollar, 3–15–06 (C).	EUR2,000	63,974
Japanese Yen, 9–06–05 (C)	JPY280,000	31,875
Japanese Yen, 3–15–06 (C)	273,780	(50,049)
Singapore Dollar, 9–06–05 (C)	SGD10,750	74,341
Singapore Dollar, 3–7–06 (C)	6,800	(58,523)
South Korea Won, 9–26–05 (C)	KRW4,300,000	18,065
South Korea Won, 9–26–05 (C)	4,300,000	471,682
		$ 512,421

See Notes to Schedule of Investments on page 19.

The Investments of Global Bond Fund

March 31, 2005

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Retail – Food Stores – 1.06%		
Kroger Co. (The),		
2.92%, 4–1–05	$2,758	$ 2,758,000
Security and Commodity Brokers – 0.12%		
Greenwich Capital Holdings Inc. (Royal Bank		
of Scotland PLC (The)),		
2.86%, 4–1–05	309	309,000
TOTAL SHORT-TERM SECURITIES – 1.18%		$ 3,067,000
(Cost: $3,067,000)		
TOTAL INVESTMENT SECURITIES – 98.98%		$256,673,355
(Cost: $248,076,473)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.02%		2,652,926
NET ASSETS – 100.00%		$259,326,281

Notes to Schedule of Investments

*No income dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2005, the total value of these securities amounted to $28,940,992 or 11.16% of net assets.

(C)Principal amounts are denominated in the indicated foreign currency, where applicable (CNY – Chinese Yuan Reminbi, EUR – Euro, GBP – British Pound, JPY – Japanese Yen, SGD – Singapore Dollar, KRW – South Korean Won)

(D)The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(E)Security serves as collateral for the following open futures contracts at March 31, 2005. (See Note 7 to financial statements):

Type	Number of Contracts	Expiration Date	Market Value	Cost
Gilt Futures	27	28–Jun–05	$5,611,692	$5,556,110

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

GLOBAL BOND FUND

March 31, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $248,076) (Notes 1 and 3)	$256,673
Cash denominated in foreign currencies (cost – $118)	119
Cash	1
Receivables:	
Dividends and interest	3,579
Investment securities sold	1,361
Fund shares sold	133
Variation margin	17
Prepaid and other assets	45
Total assets	261,928

LIABILITIES

Payable for investment securities purchased	1,660
Payable to Fund shareholders	741
Accrued shareholder servicing (Note 2)	93
Accrued service fee (Note 2)	48
Accrued accounting services fee (Note 2)	8
Accrued management fee (Note 2)	5
Accrued distribution fee (Note 2)	2
Other	45
Total liabilities	2,602
Total net assets	$259,326

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 72,433
Additional paid-in capital	251,485
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	247
Accumulated undistributed net realized loss on investment transactions	(73,497)
Net unrealized appreciation in value of investments	8,658
Net assets applicable to outstanding units of capital	$259,326
Net asset value per share (net assets divided by shares outstanding):	
Class A	$3.58
Class B	$3.58
Class C	$3.58
Class Y	$3.58
Capital shares outstanding:	
Class A	64,405
Class B	2,446
Class C	1,229
Class Y	4,353
Capital shares authorized	400,000

See Notes to Financial Statements.

Statement of Operations

GLOBAL BOND FUND

For the Six Months Ended March 31, 2005
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization	$6,028
Dividends (net of foreign withholding taxes of $24)	160
Total income	6,188

Expenses (Note 2):

Investment management fee	824
Shareholder servicing:	
Class A	327
Class B	23
Class C	10
Class Y	11
Service fee:	
Class A	286
Class B	11
Class C	5
Distribution fee:	
Class A	9
Class B	33
Class C	16
Accounting services fee	47
Audit fees	16
Custodian fees	13
Legal fees	8
Other	92
Total expenses	1,731
Net investment income	4,457

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	587
Realized net gain on forward currency contracts	404
Realized net loss on futures contracts	(16)
Realized net loss of purchased options	(51)
Realized net gain on foreign currency transactions	20
Realized net gain on investments	944
Unrealized depreciation in value of securities during the period	(880)
Unrealized appreciation in value of forward currency contracts during the period	936
Unrealized appreciation in value of futures contracts during the period	58
Unrealized depreciation in value of foreign currency during the period	(1)
Unrealized appreciation in value of investments during the period	113
Net gain on investments	1,057
Net increase in net assets resulting from operations	$5,514

See Notes to Financial Statements.

Statement of Changes in Net Assets

GLOBAL BOND FUND

(In Thousands)

	For the six months ended March 31, 2005	For the fiscal year ended September 30, 2004
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income..............................	$ 4,457	$ 8,891
Realized net gain on investments	944	3,714
Unrealized appreciation (depreciation)	113	(369)
Net increase in net assets resulting from operations	5,514	12,236
Dividends to shareholders from net investment income (Note 1D):[1]		
Class A......................................	(4,966)	(9,043)
Class B......................................	(142)	(187)
Class C......................................	(70)	(98)
Class Y......................................	(341)	(522)
	(5,519)	(9,850)
Capital share transactions (Note 5)	(2,358)	10,547
Total increase (decrease)........................	(2,363)	12,933
NET ASSETS		
Beginning of period	261,689	248,756
End of period	$259,326	$261,689
Undistributed net investment income	$ 247	$ 1,289

(1)See "Financial Highlights" on pages 23 - 26.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND[1]

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-05	For the fiscal year ended September 30,				
		2004	2003	2002	2001	2000
Net asset value, beginning of period........	$3.58	$3.55	$3.29	$3.49	$3.56	$3.88
Income (loss) from investment operations:						
Net investment income.....	0.06	0.13	0.17	0.20	0.21	0.33
Net realized and unrealized gain (loss) on investments	0.02	0.04	0.26	(0.20)	(0.07)	(0.32)
Total from investment operations	0.08	0.17	0.43	0.00	0.14	0.01
Less dividends declared from net investment income	(0.08)	(0.14)	(0.17)	(0.20)	(0.21)	(0.33)
Net asset value, end of period.	$3.58	$3.58	$3.55	$3.29	$3.49	$3.56
Total return[2]	2.12%	4.88%	13.39%	0.04%	4.11%	0.21%
Net assets, end of period (in millions)	$230	$236	$231	$230	$251	$297
Ratio of expenses to average net assets	1.29%[3]	1.27%	1.24%	1.22%	1.19%	1.16%
Ratio of net investment income to average net assets	3.40%[3]	3.53%	4.98%	5.91%	6.02%	8.79%
Portfolio turnover rate	12%	76%	113%	76%	71%	54%

(1)Global Bond Fund (formerly High Income Fund II) changed its name and its strategy effective September 18, 2000.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND[1]

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the six months ended | For the fiscal year ended September 30, | | | | For the period from 10-6-99[2] to |
	3-31-05	2004	2003	2002	2001	9-30-00
Net asset value, beginning of period.......	$3.58	$3.55	$3.29	$3.49	$3.56	$3.88
Income (loss) from investment operations:						
Net investment income....	0.04	0.09	0.14	0.17	0.18	0.29
Net realized and unrealized gain (loss) on investments	0.02	0.04	0.26	(0.20)	(0.07)	(0.32)
Total from investment operations	0.06	0.13	0.40	(0.03)	0.11	(0.03)
Less dividends declared from net investment income	(0.06)	(0.10)	(0.14)	(0.17)	(0.18)	(0.29)
Net asset value, end of period............	$3.58	$3.58	$3.55	$3.29	$3.49	$3.56
Total return	1.65%	3.78%	12.26%	–0.93%	3.13%	–0.87%
Net assets, end of period (in millions)	$9	$8	$5	$3	$3	$2
Ratio of expenses to average net assets	2.29%[3]	2.34%	2.24%	2.20%	2.13%	2.06%[3]
Ratio of net investment income to average net assets	2.40%[3]	2.47%	3.90%	4.93%	5.05%	7.87%[3]
Portfolio turnover rate	12%	76%	113%	76%	71%	54%[4]

(1)Global Bond Fund (formerly High Income Fund II) changed its name and its strategy effective September 18, 2000.
(2)Commencement of operations of the class.
(3)Annualized.
(4) For the fiscal year ended September 30, 2000.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND[1]

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-05	For the fiscal year ended September 30,				For the period from 10-6-99[2] to 9-30-00
		2004	2003	2002	2001	
Net asset value, beginning of period......	$3.58	$3.55	$3.29	$3.49	$3.56	$3.88
Income (loss) from investment operations:						
Net investment income...	0.04	0.10	0.14	0.17	0.17	0.29
Net realized and unrealized gain (loss) on investments	0.02	0.04	0.26	(0.20)	(0.07)	(0.32)
Total from investment operations	0.06	0.14	0.40	(0.03)	0.10	(0.03)
Less dividends declared from net investment income ...	(0.06)	(0.11)	(0.14)	(0.17)	(0.17)	(0.29)
Net asset value, end of period...........	$3.58	$3.58	$3.55	$3.29	$3.49	$3.56
Total return	1.65%	3.96%	12.24%	–0.94%	2.97%	–0.95%
Net assets, end of period (in thousands).........	$4,400	$3,980	$2,245	$1,052	$538	$242
Ratio of expenses to average net assets	2.21%[3]	2.22%	2.27%	2.20%	2.31%	2.14%[3]
Ratio of net investment income to average net assets..............	2.47%[3]	2.59%	3.76%	4.92%	4.83%	7.78%[3]
Portfolio turnover rate	12%	76%	113%	76%	71%	54%[4]

(1) Global Bond Fund (formerly High Income Fund II) changed its name and its strategy effective September 18, 2000.
(2) Commencement of operations of the class.
(3) Annualized.
(4) For the fiscal year ended September 30, 2000.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND[1]

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-05	For the fiscal year ended September 30,				
		2004	2003	2002	2001	2000
Net asset value, beginning of period.	$3.58	$3.55	$3.29	$3.49	$3.56	$3.88
Income (loss) from investment operations:						
Net investment income. . . .	0.07	0.14	0.18	0.22	0.22	0.34
Net realized and unrealized gain (loss) on investments	0.01	0.04	0.26	(0.20)	(0.07)	(0.32)
Total from investment operations	0.08	0.18	0.44	0.02	0.15	0.02
Less dividends declared from net investment income	(0.08)	(0.15)	(0.18)	(0.22)	(0.22)	(0.34)
Net asset value, end of period.	$3.58	$3.58	$3.55	$3.29	$3.49	$3.56
Total return	2.29%	5.29%	13.80%	0.40%	4.46%	0.53%
Net assets, end of period (in millions)	$16	$14	$11	$7	$2	$3
Ratio of expenses to average net assets	0.90%[2]	0.89%	0.87%	0.86%	0.85%	0.84%
Ratio of net investment income to average net assets	3.79%[2]	3.92%	5.28%	6.25%	6.34%	9.12%
Portfolio turnover rate	12%	76%	113%	76%	71%	54%

(1)Global Bond Fund (formerly High Income Fund II) changed its name and its strategy effective September 18, 2000.
(2)Annualized.

See Notes to Financial Statements.

Notes to Financial Statements

March 31, 2005

Note 1 – Significant Accounting Policies

Waddell & Reed Advisors Global Bond Fund, Inc. (the "Fund") is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide a high level of current income, with a secondary objective of capital growth when consistent with the primary objective. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which market quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Short-term debt securities are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. **Federal income taxes** – The Fund intends to distribute all of its net investment income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

D. **Dividends and distributions** – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

E. **Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

F. **Forward foreign currency exchange contracts** – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are "marked-to-market" daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Fund's financial statements. Gains or losses are realized by the Fund at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Fund uses Forward Contracts to attempt to reduce the overall risk of its investments.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Note 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company ("WRIMCO"), a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.625% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company ("WRSCO"), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table.

Accounting Services Fee	
Average Net Asset Level (in millions)	**Annual Fee Rate for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

The Fund will deduct a redemption fee of 2.0% from any redemption or exchange proceeds if a shareholder sells or exchanges any class of shares after holding the shares less than 30 days. If a shareholder bought shares on different days, the "first-in, first-out" (FIFO) method is used to determine the holding period. Under this method, the shares held longest will be redeemed first for purposes of determining whether the redemption fee applies.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $211,889. A contingent deferred sales charge ("CDSC") may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the period ended March 31, 2005, W&R received $0, $9,203 and $834 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $140,132 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Fund paid Directors' regular compensation of $9,665, which are included in other expenses.

As of November 2003, the Fund paid Frederick Vogel III additional compensation for his service as lead independent director. For the six-month period ended March 31, 2005, that amount was $152.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

Note 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $30,289,430, while proceeds from maturities and sales aggregated $27,828,927. Purchases of options aggregated $258,400, while proceeds from sales of options aggregated $207,300. Purchases of short-term securities and U.S. government obligations aggregated $807,221,792 and $17,273,141, respectively. Proceeds from maturities and sales of short-term securities and U.S. government obligations aggregated $827,118,371 and $2,166,222, respectively.

For Federal income tax purposes, cost of investments owned at March 31, 2005 was $248,588,895, resulting in net unrealized appreciation of $8,084,460, of which $10,255,582 related to appreciated securities and $2,171,122 related to depreciated securities.

Note 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2004 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$11,142,342
Distributed ordinary income	9,899,024
Undistributed ordinary income*	1,243,318
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	—
Post-October losses deferred	—

*This entire amount was distributed prior to March 31, 2005.

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year ("post-October losses").

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2007	$ 1,199,358
September 30, 2008	21,577,429
September 30, 2009	39,713,139
September 30, 2010	10,992,010
September 30, 2011	1,273,649
Total carryover	$74,755,585

Note 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the six months ended March 31, 2005	For the fiscal year ended September 30, 2004
Shares issued from sale of shares:		
Class A	4,892	14,612
Class B	394	1,288
Class C	302	822
Class Y	509	809
Shares issued from reinvestment of dividends:		
Class A	1,299	2,391
Class B	39	52
Class C	19	27
Class Y	94	147
Shares redeemed:		
Class A	(7,616)	(16,282)
Class B	(247)	(511)
Class C	(204)	(370)
Class Y	(127)	(55)
Increase (decrease) in outstanding capital shares	(646)	2,930
Value issued from sale of shares:		
Class A	$17,665	$52,215
Class B	1,419	4,606
Class C	1,093	2,933
Class Y	1,847	2,883
Value issued from reinvestment of dividends:		
Class A	4,690	8,512
Class B	139	184
Class C	70	97
Class Y	341	522
Value redeemed:		
Class A	(27,532)	(58,070)
Class B	(893)	(1,824)
Class C	(739)	(1,317)
Class Y	(458)	(194)
Increase (decrease) in outstanding capital.	$ (2,358)	$10,547

Note 6 – Options

Options purchased by the Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. When a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

Note 7 – Futures

The Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments ("variation margins") are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Fund as unrealized gains or losses. Upon the closing of the contract, the cumulative net change in the variation margin is recorded as realized gain or loss. The Fund uses futures to attempt to reduce the overall risk of its investments.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Global Bond Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Global Bond Fund, Inc. (the "Fund") as of March 31, 2005, and the related statement of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended September 30, 2004, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2005, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Global Bond Fund, Inc. as of March 31, 2005, the results of its operations for the six-month period then ended, the changes in its net assets for the six-month period then ended and the fiscal year ended September 30, 2004, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 17, 2005

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Global Bond Fund, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's ("SEC") website at http://www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at http://www.waddell.com and on the SEC's website at http://www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission ("SEC") on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at http://www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at http://www.waddell.com.

To all Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds
- Waddell & Reed Advisors Global Bond Fund
- Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
- Waddell & Reed Advisors Accumulative Fund
- Waddell & Reed Advisors Core Investment Fund
- Waddell & Reed Advisors Dividend Income Fund
- Waddell & Reed Advisors New Concepts Fund
- Waddell & Reed Advisors Small Cap Fund
- Waddell & Reed Advisors Tax-Managed Equity Fund
- Waddell & Reed Advisors Value Fund
- Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
- Waddell & Reed Advisors Bond Fund
- Waddell & Reed Advisors Government Securities Fund
- Waddell & Reed Advisors High Income Fund
- Waddell & Reed Advisors Limited-Term Bond Fund
- Waddell & Reed Advisors Municipal Bond Fund
- Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
- Waddell & Reed Advisors Cash Management

Specialty Funds
- Waddell & Reed Advisors Asset Strategy Fund
- Waddell & Reed Advisors Continental Income Fund
- Waddell & Reed Advisors Retirement Shares
- Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

Waddell & Reed Advisors Funds
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217



NUR1015SA (3-05)